                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number:  0-21802
                                                Cusip Number:  62944W207

(Check One):  [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR

                    For Period Ended:  December 31, 1999
                                       -----------------
                    [  ]  Transition Report on Form 10-K
                    [  ]  Transition Report on Form 20-F
                    [  ]  Transition Report on Form 11-K
                    [  ]  Transition Report on Form 10-Q
                    [  ]  Transition Report on Form N-SAR
                    For the Transition Period Ended:____________________________


--------------------------------------------------------------------------------
 Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____

PART I - REGISTRANT INFORMATION

N-Viro International Corporation
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

3450 W. Central Avenue, Suite 328
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Toledo, Ohio  43606
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)   The subject annual report, semi-annual report, transition report on
           Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)   The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached of applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10K, 11-K, 10-Q, N-SAR, or the transitional report or portion thereof could not be filed within the prescribed time period.

         The Company's final audited financial statement required to be included in the Form 10-K for the year ended December 31, 1999, has not been received as of the date hereof.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        James K. McHugh  Chief Financial Officer    (419)         535-6374
        ----------------------------------------  ----------- -----------------
                     (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports have been filed? If the answer is no, identify report(s).

                                                             [X]  Yes   [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                             [X]  Yes   [ ]  No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            See Attachment A hereto.


--------------------------------------------------------------------------------

                        N-Viro International Corporation
                        --------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:        3/30/00                  By    /s/  James K. McHugh
       -----------------------           --------------------------------
                                         Name:  James K. McHugh
                                         Title: Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by an other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive office), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 25049, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                  ATTACHMENT A



         N-Viro International Corporation (the "Company") expects to report on Form 10-K, when filed, that consolidated revenues amounted to approximately $4.75 million for the year ended December 31, 1999, compared to $3.93 million for the year ended December 31, 1998.

         The Company anticipates net income of $471,000 for the year ended December 31, 1999 compared to a net loss of $373,000 for the year ended December 31, 1998. The increase in net income was principally due to: increases in one-time licenses, management fee and research and development revenue; a decrease in selling, general and administrative expense for sales, promotion, legal and outside consulting expenses.

         The Company expects working capital to be approximately $1,090,000 as of December 31, 1999, compared to $404,000 as of December 31, 1998. The increase in working capital was principally due to the operating income for the year.

         The Company expects stockholders' equity to amount to $3.38 million as of December 31, 1999, compared to $2.66 million as of December 31, 1998. The increase in stockholders' equity was principally due to the operating income for the year and additional issuances of common stock.